Exhibit 21

                         Subsidiaries of the Registrant

Revenge Marine, Inc., a Delaware corporation
Consolidated Marine, Inc., a Florida corporation
J.R. Solutions, Inc., a Delaware corporation
Preferred Travel & Tours, Inc., a Florida corporation